UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Fomento Económico Mexicano, S.A.B. de C.V.

(Name of Issuer)

American Depositary Shares, each representing 10 BD Units, each consisting of one Series B Share, two
Series D-B Shares and two Series D-L Shares, without par value

(Title of Class of Securities)

344419106(1)

(CUSIP Number)

Laurie Smiley, Esq.

Arian Colachis, Esq.

2365 Carillon Point

Kirkland, WA  98033

(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________

(1) CUSIP number is for the American Depositary Shares only

CUSIP No. 344419106
1.	Names of Reporting Persons Cascade Investment, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 278,873,490 Series B Shares; 557,746,980 Series D-B Shares; 557,746,980 Series D-L Shares(1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 278,873,490 Series B Shares; 557,746,980 Series D-B Shares; 557,746,980 Series D-L Shares(1)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 278,873,490 Series B Shares; 557,746,980 Series D-B Shares; 557,746,980 Series D-L Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0% of Series B Shares; 12.9% of Series D-B Shares; 12.9% of Series D-L Shares
14.	Type of Reporting Person (See Instructions) OO

(1)Cascade Investment, L.L.C. (“Cascade”) holds 27,887,349 American Depositary Shares (“ADSs”) of Fomento Económico Mexicano, S.A.B. de C.V.  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.  All ADSs held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No. 344419106
1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,180,000 Series B Shares; 4,360,000 Series D-B Shares; 4,360,000 Series D-L Shares(1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,180,000 Series B Shares; 4,360,000 Series D-B Shares; 4,360,000 Series D-L Shares(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,180,000 Series B Shares; 4,360,000 Series D-B Shares; 4,360,000 Series D-L Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) .02% of Series B Shares; .1% of Series D-B Shares; .1% of Series D-L Shares
14.	Type of Reporting Person (See Instructions) OO

(1)Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 218,000 American Depositary Shares (“ADSs”) of Fomento Económico Mexicano, S.A.B. de C.V.  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all the ADSs beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No. 344419106
1.	Names of Reporting Persons Melinda French Gates
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,180,000 Series B Shares; 4,360,000 Series D-B Shares; 4,360,000 Series D-L Shares(1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,180,000 Series B Shares; 4,360,000 Series D-B Shares; 4,360,000 Series D-L Shares(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,180,000 Series B Shares; 4,360,000 Series D-B Shares; 4,360,000 Series D-L Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.02% of Series B Shares; 0.1% of Series D-B Shares; 0.1% of Series D-L Shares
14.	Type of Reporting Person (See Instructions) IN

(1)Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 218,000 American Depositary Shares (“ADSs”) of Fomento Económico Mexicano, S.A.B. de C.V.  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all the ADSs beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No. 344419106
1.	Names of Reporting Persons William H. Gates III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 278,873,490 Series B Shares; 557,746,980 Series D-B Shares; 557,746,980 Series D-L Shares(1)
	8.	Shared Voting Power 2,180,000 Series B Shares; 4,360,000 Series D-B Shares; 4,360,000 Series D-L Shares(2)
	9.	Sole Dispositive Power 278,873,490 Series B Shares; 557,746,980 Series D-B Shares; 557,746,980 Series D-L Shares(1)
	10.	Shared Dispositive Power 2,180,000 Series B Shares; 4,360,000 Series D-B Shares; 4,360,000 Series D-L Shares(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 281,053,490 Series B Shares; 562,106,980 Series D-B Shares; 562,106,980 Series D-L Shares(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0% of Series B Shares; 13.0% of Series D-B Shares; 13.0% of Series D-L Shares
14.	Type of Reporting Person (See Instructions) IN

(1)Cascade Investment, L.L.C. (“Cascade”) holds 27,887,349American Depositary Shares (“ADSs”) of Fomento Económico Mexicano, S.A.B. de C.V. (the “Issuer”).  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.  All ADSs held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 218,000 ADSs of the Issuer.  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all the ADSs beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

EXPLANTORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment”) relates to American Depository Shares (“ADSs”) of Fomento Económico Mexicano, S.A.B. de C.V. (the “Issuer”).  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.  The CUSIP number for the ADSs is 344419106.  No CUSIP number exists for the underlying Series B Shares, Series D-B Shares and Series D-L Shares.  This Amendment is being jointly filed by Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates (collectively, the “Reporting Persons”) to amend and supplement the items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on April 27, 2010.  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose.

Item 4.	Purpose of Transaction

On March 25, 2011, Michael Larson, chief investment officer to Mr. Gates, was elected as a Series D Director of the Board of Directors of the Issuer (the “Board”) by its shareholders at the annual shareholder meeting.  Prior to such election, Mr. Larson served as a Series D Alternate Director of the Board, a position he has held since April 26, 2010.

Item 5.	Interest in Securities of the Issuer

(a)    See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Series B, D-B and D-L Shares beneficially owned by each of the Reporting Persons.

(b)    See items 7 through 10 of the cover pages to this Schedule 13D for the number and percentage of Series B, D-B and D-L Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c)    None.

(d)    None.

(e)    Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2011	CASCADE INVESTMENT, L.L.C.(1)

	By	*
		Name:	Alan Heuberger(2)
		Title:	Attorney-in-fact for Michael Larson, Business Manager
BILL & MELINDA GATES FOUNDATION TRUST(1)

	By	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III(1)

	By	*
		Name:	Alan Heuberger(3)(4)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES(1)

	By	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact
* By:	/s/Alan Heuberger
Alan Heuberger

(1)This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated April 27, 2010 and included with the signature page to the Reporting Persons’ Schedule 13D with respect to the Issuer filed on April 27, 2010, SEC File No. 005-54705 and incorporated by reference herein.

(2)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(3)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431 and incorporated by reference herein.

(4)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.